Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 F 312.516.1484 warren@chapman.com

May 15, 2025

Roundhill ETF Trust

154 West 14th Street, 2nd Floor

New York, New York 10011

Re:	Roundhill ETF Trust

Ladies and Gentlemen:

We have acted as counsel to Roundhill ETF Trust, a Delaware statutory trust (the “Trust”), with respect to the filing with the U.S. Securities and Exchange Commission of Amendment No. 158 and Post-Effective Amendment No. 156 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The Trust filed the Amendment on or about May 15, 2025 in order to register shares (the “Shares”) of beneficial interest of the Roundhill ABNB WeeklyPay™ ETF, Roundhill ARM WeeklyPay™ ETF, Roundhill ASML WeeklyPay™ ETF, Roundhill AVGO WeeklyPay™ ETF, Roundhill BABA WeeklyPay™ ETF, Roundhill BRKB WeeklyPay™ ETF, Roundhill COST WeeklyPay™ ETF, Roundhill CRWD WeeklyPay™ ETF, Roundhill DKNG WeeklyPay™ ETF, Roundhill HOOD WeeklyPay™ ETF, Roundhill LMT WeeklyPay™ ETF, Roundhill MSTR WeeklyPay™ ETF, Roundhill NFLX WeeklyPay™ ETF, Roundhill RDDT WeeklyPay™ ETF, Roundhill SHOP WeeklyPay™ ETF, Roundhill SPOT WeeklyPay™ ETF, Roundhill TSM WeeklyPay™ ETF, Roundhill UBER WeeklyPay™ ETF and Roundhill XOM WeeklyPay ETF, each a series of the Trust (each, a “Fund” and together, the “Funds”). The Amendment seeks to register an unlimited number of Shares.

We have examined the Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”); its By-Laws (“By-laws”); resolutions of the Trust’s Board of Trustees; and such other legal and factual matters as we have considered necessary.

This opinion is based exclusively on the Delaware Statutory Trust Act and the federal securities laws of the United States of America governing the issuance of shares of the Funds and does not extend to the securities or “blue sky” laws of the State of Delaware or other States or to other Federal securities or other laws.

We have assumed the following for purposes of this opinion:

1.	The legal capacity of all natural persons, the accuracy and completeness of all documents and records that we have reviewed, the genuineness of all signatures, the authenticity of the documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed or reproduced copies.

May 15, 2025

2.	Each Fund’s Shares will be issued against consideration therefor as described in the Trust’s prospectus relating thereto.

This opinion relates solely to the registration of Shares of the Funds and not to the registration of any other series or classes of the Trust that have previously been registered.

Based upon the foregoing, it is our opinion that, upon the effectiveness of the Amendment, the Shares of beneficial interest of the Funds, when issued upon the terms and for the consideration described in the Amendment, will be validly issued, fully paid and non-assessable.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the prospectus discussion of this opinion, the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Respectfully submitted,

By:	/s/ Chapman and Cutler LLP
Chapman and Cutler llp